Exhibit 99.1

New Gold Agrees to Acquire Richfield Ventures Corp.
Adds Gold Project in British Columbia

(All figures are in Canadian dollars unless otherwise indicated)

April 4, 2011 – New Gold Inc. (“New Gold”) (TSX:NGD) (AMEX:NGD) and Richfield Ventures Corp. (“Richfield”) (TSX.V:RVC) today jointly announce a definitive agreement whereby New Gold will acquire, through a plan of arrangement (the "Arrangement"), all of the outstanding common shares of Richfield. Under the terms of the Arrangement, each Richfield shareholder will receive 0.9217 of a New Gold share for each Richfield share held. The offer values Richfield at $10.38 per share or approximately $550 million, representing a 31% premium to Richfield’s April 1, 2011 closing price and a 46% premium based on each company’s 20-day volume weighted average price. The transaction value, net of cash and proceeds from all in-the-money dilutive instruments, is approximately $513 million.

Richfield’s flagship asset is the Blackwater Project, located in central British Columbia, approximately 160 kilometres southwest of Prince George, a city of approximately 80,000. On March 2, 2011, Richfield announced the initial mineral resource estimate for the Blackwater Project, with its attributable share comprising 1.8 million ounces of indicated gold resources plus 2.0 million ounces of inferred gold resources. See Blackwater Project below for additional detail.

Transaction Highlights – New Gold

▪	Adds a large gold asset in British Columbia where New Gold is well advanced in bringing its New Afton Project into production

▪	Adds an established attributable gold resource base of 1.8 million ounces of indicated mineral resources and 2.0 million ounces of inferred mineral resources with significant exploration potential

▪	Timeline for development that matches availability of New Gold’s proven mine building team

▪	Ability to fund development from internal cash flow

▪	Tax synergies with New Afton

▪	Minimal shareholder dilution of approximately 10%

"The acquisition of the Blackwater Project is an ideal fit with our goal of continuing to enhance value in jurisdictions where we already have a strong presence. This is an exciting gold project that we anticipate could significantly increase our gold production base at competitive cash costs in the years ahead," stated Randall Oliphant, New Gold Executive Chairman.

1 / 6

"The Richfield team have done a tremendous job in advancing the project to this point and we are excited to now move forward with it. With New Afton in British Columbia on track to begin production in mid-2012, we will be well positioned to deploy both the team and cash flow from New Afton to move the Blackwater Project through continued exploration, development and ultimately into production.”

Transaction Highlights – Richfield

▪	Immediate and attractive premium recognizing both the current value and potential of the Blackwater Project

▪	All-share deal – shareholders retain ongoing exposure to the Blackwater Project and gain exposure to New Gold’s diversified gold production base and exciting growth projects

▪	New Gold provides technical expertise and financial capability to move the Blackwater Project through development and into production

▪	Significantly enhanced trading liquidity upon receiving New Gold shares

“I am thrilled by this win-win transaction for both Richfield’s shareholders and those of New Gold. The Blackwater Project will be in excellent hands with New Gold, a proven mine builder and operator, that has the financial capacity and the exploration and development expertise to continue to expand and ultimately develop the gold resources at Blackwater,” said Peter Bernier, Richfield President and Chief Executive Officer. “I am proud of the Richfield team’s hard work in making this project into the success that it is today, and very excited going forward for our shareholders to own a meaningful portion of New Gold. This will allow us not only to participate in the continued advancement of Blackwater, but also to be part of New Gold’s exciting growth portfolio.”

Blackwater Project

The Blackwater Project is a bulk-tonnage gold project located in central British Columbia and is approximately 450 kilometres north of New Gold’s New Afton Project. The project area covers 23,670 hectares, with Richfield owning 100% of the southern claims and 75% of the adjacent northern claims. Silver Quest Resources Ltd. owns the remaining 25% of the northern Davidson claims. The project is attractively located and is near infrastructure, the terrain is characterized by rolling hills, the project is accessible by road and four alternatives to tie in to a 230kV powerline have been discussed with BC Hydro. On March 2, 2011, Richfield announced the initial mineral resource estimate for the Blackwater Project with the majority of the drilling supporting the estimate having been done on the 100%-owned southern portion of the project.

Blackwater Deposit - Resource Estimates by Property at 0.4 g/t Au Cut-off grade(1)

2 / 6

Terms of Offer

▪	For each common share of Richfield, New Gold will offer 0.9217 of a New Gold common share, plus nominal cash consideration

▪	Values Richfield at $10.38 per share or approximately $550 million based on Richfield’s fully diluted in-the-money common shares outstanding and New Gold’s April 1, 2011 closing price

o	Transaction value, net of cash and proceeds from all in-the-money dilutive instruments, is approximately $513 million

▪	Represents a 31% premium to Richfield’s April 1, 2011 closing price and a 46% premium based on the 20-day volume weighted average prices of each company

▪	Transaction unanimously approved by the Boards of New Gold and Richfield

▪	Directors and Officers of Richfield, representing approximately 15.8% of the common shares and options outstanding have entered into voting agreements in support of the Arrangement

▪	$18 million break fee

▪	New Gold retains a right to match any superior proposal

The acquisition of Richfield by New Gold is expected to be completed by way of a court approved plan of arrangement. The number of New Gold shares to be issued will be approximately 49 million based on Richfield’s fully diluted in-the-money common shares outstanding. Richfield’s stock options outstanding on the effective date of the Arrangement will be exchanged for New Gold shares on a cashless exercise basis in accordance with the terms of the plan of arrangement. Richfield’s warrants outstanding on the effective date will become exercisable into the Arrangement consideration following the completion of the Arrangement. Prior to the effective date, Richfield will accelerate the expiry of those outstanding warrants subject to an expiry abridgement clause. The transaction is expected to close in June 2011 and upon closing Richfield shareholders will own approximately 10.4% of New Gold on a fully diluted in-the-money basis.

The Arrangement has been approved unanimously by the Boards of Directors of New Gold and Richfield and will be subject to, among other things, the favourable vote of 66 2/3% of the votes cast by holders of the Richfield common shares and options voting as a single class at a special meeting of Richfield securityholders called to approve the transaction which is expected to take place in late May or early June 2011. New Gold’s and Richfield’s respective financial advisors have each provided verbal opinions as to the fairness of the transaction, from a financial point of view, and the Richfield Board unanimously recommends that its shareholders vote in favour of the Arrangement. Directors and Officers of Richfield have entered into voting agreements with New Gold under which they have agreed to vote in favour of the Arrangement, their Richfield shares and options, which represent approximately 15.8% of Richfield's outstanding common shares and options as of April 1, 2011.

In the event that the Arrangement is not completed, Richfield has agreed, under certain circumstances, to pay New Gold a termination fee equal to $18 million. Richfield has also provided New Gold with certain other customary rights, including a right to match competing offers. In addition, if Richfield securityholders do not approve the transaction, Richfield has agreed to pay an expense fee of $1 million to New Gold.

3 / 6

Richfield securityholders and other interested parties are advised to read the materials relating to the proposed Arrangement that will be filed by Richfield with securities regulatory authorities in Canada when they become available. Anyone may obtain copies of these documents when available free of charge at the Canadian Securities Administrators' website at www.sedar.com.

This announcement is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares or a solicitation of a proxy.

New Gold's financial advisor is Canaccord Genuity Corp. and its legal advisors are Cassels Brock & Blackwell LLP in Canada and Shearman & Sterling LLP in the United States. Richfield's financial advisor is National Bank Financial Inc. and its legal advisor is McMillan LLP in Canada.

Joint Conference Call and Webcast

New Gold and Richfield will hold a joint conference call and webcast on Monday, April 4th, 2011 at 9:00 am Eastern Time to discuss the proposed acquisition.  Participants may join the conference by calling 1-416-340-2217 or toll-free 1-866-696-5910 in North America, and 800-8989-6336 toll-free outside of North America. The Passcode is 6711188. To listen to a recorded playback of the call after the event, please call 1-905-694-9451 or toll-free 1-800-408-3053 in North America - Passcode 7044424.

A live and archived webcast will be available at www.newgold.com

About New Gold Inc.

New Gold is an intermediate gold mining company. The Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico and Peak Gold Mines in Australia are expected to produce between 380,000 and 400,000 ounces of gold in 2011. The fully-funded New Afton project in Canada is scheduled to add further growth in 2012. In addition, New Gold owns 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

About Richfield Ventures Corp.

Richfield Ventures Corp. is a public mineral exploration company trading on the TSX Venture Exchange under the symbol RVC. Richfield has been actively acquiring and exploring mineral tenures in the Quesnel Trough and Nechako Plateau regions of British Columbia. For further information on the company, please visit www.richfieldventures.ca.

See Richfield March 2, 2011 NI 43-101 Technical Report available on SEDAR at www.sedar.com for detailed information regarding the Blackwater Project resource estimate. The Blackwater resource estimate contained in this news release is effective as of March 2, 2011 and was derived from information prepared by or under the supervision of Mr. Ronald Simpson, P. Geo, President of Geosim Services Inc., an independent “qualified person” under National Instrument 43-101 Standards of Disclosure for Mineral Projects NI 43-101.

4 / 6

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's and/or Richfield’s future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold/Richfield expects to occur, are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of the relevant management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold/Richfield's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions (including that the Arrangement will be completed successfully on the terms agreed upon by the parties and that the business of Richfield will be integrated successfully in the New Gold organization) that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. In the case of New Gold, such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In the case of Richfield, such risks include, among other risks, the approvals of regulators, availability of funds, the results of financing and exploration activities, the interpretation of drilling results and geological data, project cost overruns or unanticipated costs and expenses. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's and Richfield’s continuous disclosure documents filed on and available at www.sedar.com.  Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold/Richfield expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

5 / 6

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed herein has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

For further information please contact:

Hannes Portmann, Vice President, Corporate Development
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com

Peter Bernier, President & CEO
Richfield Ventures Corp.
Toll Free: +1(877) 992-6644
Email: pete@richfieldventures.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

6 / 6